Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated November 13, 2025 to Prospectus dated April 4, 2024

Registration No. 333-276248

PRICING TERM SHEET

8.00% Series B Cumulative Redeemable Preferred Stock
(Liquidation Preference $25.00 per Share)

November 13, 2025

Issuer:	Global Medical REIT Inc., a Maryland corporation
Security:	8.00% Series B Cumulative Redeemable Preferred Stock
Number of Shares:	2,000,000 shares (2,300,000 shares if the underwriters’ over-allotment option to purchase additional shares is exercised in full)
Public Offering Price:	$25.00 per share; $50,000,000 total (not including the underwriters’ over-allotment option to purchase additional shares)
Underwriting Discounts:	$0.7875 per share; $1,575,000 total (not including the underwriters’ over-allotment option to purchase additional shares)
Maturity Date:	Perpetual (unless redeemed by the Issuer on or after November 20, 2030 or pursuant to its special optional redemption right, or converted by a holder in connection with a change of control described below under “Change of Control”)
Trade Date:	November 13, 2025
Settlement Date:	November 20, 2025 (T + 5)
Liquidation Preference:	$25.00, plus accrued and unpaid dividends
Dividend Rate:	8.00% per annum of the $25.00 per share liquidation preference (equivalent to $2.00 per annum per share), accruing from November 20, 2025
Dividend Payment Dates:	Quarterly in arrears on January 31, April 30, July 31 and October 31 of each year, commencing on January 31, 2026, to holders of record as of January 15, 2026; the first dividend will be paid on February 2, 2026 since January 31, 2026 is not a business day
Optional Redemption:

The Issuer may not redeem the Series B Preferred Stock prior to November 20, 2030, except in limited circumstances to preserve its status as a real estate investment trust and pursuant to the special optional redemption provision described below under “Special Optional Redemption.”

The Issuer may, at its option, redeem the Series B Preferred Stock for cash, in whole or in part, from time or from time to time, at any time, on or after November 20, 2030 at a redemption price equal to $25.00 per share, plus any accumulated and unpaid dividends up to (whether or not authorized or declared), if any, to, but excluding, the date of redemption.

Special Optional Redemption:	Upon the occurrence of a Change of Control (as defined below), the Issuer may, at its option, redeem the Series B Preferred Stock for cash, in whole or in part, within 120 days after the date on which such Change of Control occurred, by paying $25.00 per share, plus any accumulated and unpaid dividends (whether or not authorized or declared), if any, to, but excluding, the date of redemption. If, prior to the Change of Control Conversion Date (as defined below), the Issuer has provided or provides notice of its election to redeem the Series B Preferred Stock (whether pursuant to the optional redemption right or the special redemption option), the holders of Series B Preferred Stock will not be permitted to exercise the conversion right described below with respect to the shares subject to such notice.

Change of Control:

A “Change of Control” means, after the original issuance of the Series B Preferred Stock, the following have occurred and are continuing:

•      the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers, conversions or other acquisition transactions of shares of the Issuer’s stock entitling that person to exercise more than 50% of the total voting power of all stock of the Issuer entitled to vote generally in the election of the Issuer’s directors (except that the person will be deemed to have beneficial ownership of all securities that the person has the right to acquire, whether the right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•      following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common equity securities listed on the New York Stock Exchange (the “NYSE”), the NYSE American, LLC (the “NYSE American”) or the Nasdaq Stock Market (“Nasdaq”), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or Nasdaq.

Notwithstanding the foregoing, if the transaction or series of transactions described in the first bullet point above (the “Change of Control Transaction”) forms part of a series of related transactions that are closed or consummated within twelve (12) months of the closing or consummation of the Change of Control Transaction (including, without limitation, any merger, consolidation, sale or transfer of assets, recapitalization, reorganization, or special or extraordinary distribution, in each case outside of the ordinary course of the Issuer’s business (the “Related Transactions”)), and if the aggregate consideration paid to the Issuer and/or holders of its common stock in connection with the Change of Control Transaction represents less than 50.0% of the aggregate consideration payable to the Issuer and/or its holders of common stock in connection with both the Change of Control Transaction and the Related Transaction on a combined basis, then the Change of Control Transaction shall be deemed to constitute a Change of Control, regardless of whether the second bullet point above is satisfied

Conversion Rights:

Upon the occurrence of a Change of Control, each holder of Series B Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem the Series B Preferred Stock in whole or in part) to convert some or all of the Series B Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of the Issuer’s common stock per share of Series B Preferred Stock to be converted equal to the lesser of:

•     the quotient obtained by dividing (i) the sum of (x) the liquidation preference amount of $25.00 per share of Series B Preferred Stock, plus (y) the amount of any accrued and unpaid dividends (whether or not declared) to, but excluding, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series B Preferred Stock dividend payment for which dividends have been declared and prior to the corresponding Series B Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum and such declared dividend will instead be paid, on such dividend payment date, to the holder of record of the shares of Series B Preferred Stock to be converted as of 5:00 p.m. New York City time, on such record date) by (ii) the Common Stock Price; and

•      1.55666 (i.e., the Share Cap), subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration as described in the preliminary prospectus supplement.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of the Issuer’s common stock), subdivisions or combinations with respect to the Issuer’s common stock as described in the preliminary prospectus supplement.

Upon such a conversion, the holders will be limited to a maximum number of shares of the Issuer’s common stock equal to the lesser of (i) the conversion value (equal to the liquidation preference and unpaid and accrued dividends), divided by the closing price on the date of the event triggering the Change of Control and (ii) the Share Cap, subject to adjustments, which may result in a holder receiving value that is less than the liquidation preference of the Series B Preferred Stock.

If, prior to the Change of Control Conversion Date, the Issuer has provided or provides a redemption notice (whether pursuant to the special optional redemption right or its special redemption option), holders of Series B Preferred Stock will not be permitted to convert the shares of the Series B Preferred Stock selected for redemption in connection with the Change of Control Conversion.

The “Change of Control Conversion Date” is the date on which the shares of Series B Preferred Stock are to be converted, which will be a business day that is no fewer than 20 days nor more than 35 days after the date on which the Issuer provides the required notice of the occurrence of a Change of Control to the holders of shares of Series B Preferred Stock.

The “Common Stock Price” will be (i) if the consideration to be received in the Change of Control by the holders of the Issuer’s common stock is solely cash, the amount of cash consideration per share of the Issuer’s common stock or (ii) if the consideration to be received in the Change of Control by holders of the Issuer’s common stock is other than solely cash (x) the average of the closing sale prices per share of the Issuer’s common stock (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the 10 consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which the Issuer’s common stock is then traded, or (y) the average of the last quoted bid prices for the Issuer’s common stock in the over-the-counter market as reported by OTC Markets Group Inc. or similar organization for the 10 consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the Issuer’s common stock is not then listed for trading on a U.S. securities exchange

CUSIP/ISIN:	37954A402 / US37954A4022
Joint Book-Running Managers:	Raymond James & Associates, Inc. BMO Capital Markets Corp. Stifel, Nicolaus & Company, Incorporated Robert W. Baird & Co. Incorporated
Co-Managers:	Janney Montgomery Scott LLC B. Riley Securities, Inc. Ladenburg Thalmann & Co. Inc Berenberg Capital Markets LLC Colliers Securities LLC
Listing:	The Issuer intends to file an application to list the Series B Preferred Stock on the NYSE under the symbol “GMRE-PrB”. If the application is approved, trading of the Series B Preferred Stock on the NYSE is expected to begin within 30 days after the Series B Preferred Stock is first issued.

This communication is intended for the sole use of the person to whom it is provided by the sender.

The Issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the base prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by contacting Raymond James & Associates, Inc., Attention: Equity Syndicate, 880 Carillon Parkway, St. Petersburg, Florida 33716, by telephone at (800) 248-8863, or by email at prospectus@raymondjames.com; BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by email at bmoprospectus@bmo.com; Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate Department, 1201 Wills Street, Suite 600, Baltimore, MD 21231, or by email at syndprospectus@stifel.com; and Robert W. Baird & Co. Incorporated, Attention: Syndicate Department, 777 E. Wisconsin Avenue, Milwaukee, WI 53202, telephone: 800-792-2473, email: syndicate@rwbaird.com.